[redacted]

13013543

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section
MAR 1 - 2013
Washington DC
400

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47579

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 AND ENDING 12/31/12
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TSC Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 High Street, Suite 701
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

2001 Market Street, Suite 3100	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant

Public Accountant

Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/9/13

GrantThornton

SEC
Mail Processing
Section

MAR 1 - 2013

Washington DC
400

Grant Thornton LLP
2001 Market Street, Suite 3100
Philadelphia, PA 19103-7080

T 215.561.4200
F 215.561.1066
www.GrantThornton.com

Report of Independent Registered Public Accounting Firm

Member
TSC Distributors, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("General Assessment Reconciliation (Form SIPC-7)") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2012, which were agreed to by TSC Distributors, LLC (formerly known as ABAX Brokerage Services LLC), a wholly owned subsidiary of TS Capital, LLC, (the "Company") and the U.S. Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with the Company's cash disbursement journal, noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with the Company's adjustments schedule, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and the related Company's schedule supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Philadelphia, Pennsylvania
February 27, 2013

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 20 12
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-47579 FINRA DEC

TSC Distributors, LLC

10 High Street, Suite 701

Boston, MA 02110

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

William D. Webb, Jr. (617) 606-7200 Ext 505

2. A.	General Assessment (item 2e from page 2)		$ 10,995
B.	Less payment made with SIPC-6 filed (exclude interest) July 31, 2012 (Date Paid)		(2,134)
C.	Less prior overpayment applied		( )
D.	Assessment balance due or (overpayment)		8,861
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F.	Total assessment balance and interest due (or overpayment carried forward)		$ 8,861
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 8,861	
H.	Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

TSC Distributors, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

FINOP
(Title)

Dated the 19 day of February, 20 13.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 20 12
and ending December 31, 20 12
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 7,134,947
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,630,390
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
Expense Reimbursement	1,106,412
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	0
Total deductions	2,736,802
2d. SIPC Net Operating Revenues	$ 4,398,145
2e. General Assessment @ .0025	$ 10,995

(to page 1, line 2.A.)

Report Pursuant to Rule 17a-5 and Report of Independent Registered Public Accounting Firm

TSC Distributors, LLC

(formerly known as ABAX Brokerage Services LLC)

(a wholly owned subsidiary of TS Capital, LLC)

December 31, 2012

OATH OR AFFIRMATION

I, Tina Singh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TSC Distributors, LLC, as of February 27th, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

ISABELLA SENISE
Notary Public, State of New York
No. 01SE5084275
Qualified in Richmond County
Commission Expires Sept. 2, 2013

This report ** contains (check all applicable boxes):

- ✓ (a) Facing Page.
- ✓ (b) Statement of Financial Condition.
- ✓ (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- ✓ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ✓ (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ✓ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
2001 Market Street, Suite 3100
Philadelphia, PA 19103-7080
T 215.561.4200
F 215.561.1066
www.GrantThornton.com

Report of Independent Registered Public Accounting Firm

To the Member
TSC Distributors, LLC

We have audited the accompanying financial statements of TSC Distributors, LLC (formerly known as ABAX Brokerage Services LLC), a wholly owned subsidiary of TS Capital, LLC, (the "Company"), which comprise the statement of financial condition as of December 31, 2012, and the related statements of income, changes in member's capital, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's responsibility for the financial statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TSC Distributors, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Supplementary information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained on page 13 is presented for purposes of additional analysis and is not a required part of the financial statements, but is required by Rule 17a-5 under the Securities Exchange Act of 1934. Such supplementary information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures. These additional procedures included comparing and reconciling the information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information contained on page 13 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Grant Thornton LLP

Philadelphia, Pennsylvania

February 27, 2013

TSC Distributors, LLC
(formerly known as ABAX Brokerage Services LLC)
(a wholly owned subsidiary of TS Capital, LLC)

STATEMENT OF FINANCIAL CONDITION

December 31, 2012

ASSETS	
Cash	$ 436,845
Accounts receivable	655,930
Fixed assets, net	88,548
Prepaid expenses	46,219
Other assets	32,983
Total assets	$ 1,260,525
LIABILITIES AND MEMBER'S CAPITAL	
Liabilities	
Accounts payable and accrued liabilities	$ 172,052
Member's capital	1,088,473
Total liabilities and member's capital	$ 1,260,525

The accompanying notes are an integral part of this financial statement.

TSC Distributors, LLC
(formerly known as ABAX Brokerage Services LLC)
(a wholly owned subsidiary of TS Capital, LLC)

STATEMENT OF INCOME

Year ended December 31, 2012

Revenues	
Commission income	$ 6,028,536
Expense reimbursement	1,106,412
Total revenues	7,134,948
Expenses	
Commission expenses	2,253,121
Travel and entertainment	1,274,001
Guaranteed payments	750,000
General and administrative	395,804
Salaries and wages	362,512
Professional fees	183,763
Regulatory fees and expenses	50,682
Depreciation	29,341
Total expenses	5,299,224
Net income	$ 1,835,724

The accompanying notes are an integral part of this financial statement.

TSC Distributors, LLC
(formerly known as ABAX Brokerage Services LLC)
(a wholly owned subsidiary of TS Capital, LLC)

STATEMENT OF CHANGES IN MEMBER'S CAPITAL

Year ended December 31, 2012

Balance, January 1, 2012	$ 647,749
Net income	1,835,724
Member contributions	105,000
Member redemptions	(1,500,000)
Balance, December 31, 2012	$ 1,088,473

The accompanying notes are an integral part of this financial statement.

TSC Distributors, LLC
(formerly known as ABAX Brokerage Services LLC)
(a wholly owned subsidiary of TS Capital, LLC)

STATEMENT OF CASH FLOWS

Year ended December 31, 2012

Cash flows from operating activities	
Net income	$ 1,835,724
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	29,341
Operating assets and liabilities changes	
Decrease in income tax receivable	89,679
Increase in commissions receivable	(292,458)
Increase in other assets	(44,802)
Decrease in accounts payable and accrued liabilities	(24,992)
Net cash provided by operating activities	1,592,492
Cash flows used in investing activities	
Purchases of fixed assets	(27,320)
Cash flows used in financing activities	
Member redemptions	(1,500,000)
Net increase in cash	65,172
Cash, beginning of year	371,673
Cash, end of year	$ 436,845
Supplemental disclosure of cash flow information	
Non-cash member contribution	$ 105,000

The accompanying notes are an integral part of this financial statement.

NOTES TO FINANCIAL STATEMENTS

December 31, 2012

NOTE A - ORGANIZATION

TSC Distributors, LLC (formerly known as ABAX Brokerage Services LLC), a wholly owned subsidiary of TS Capital, LLC, (the "Company") is a Delaware limited liability company. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") and is engaged in retailing mutual funds, selling variable life insurance or annuities, and private placement of securities. On August 9, 2012, ABAX Brokerage Services LLC was renamed to TSC Distributors, LLC.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Basis of Presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

2. Cash

The Company maintains deposits in federally insured financial institutions in excess of Federal Deposit Insurance Corporation ("FDIC") limits and in institutions in which deposits are not insured. However, management believes that the Company is not exposed to significant credit risk due to the financial position of the depository institution in which those deposits are held. The Company is currently in excess of FDIC insurance coverage by $186,845.

3. Accounts Receivable

Accounts receivable consists of commissions and expense reimbursement amounts due from customers for various contracted services provided by the Company. These receivables are recorded when the respective revenue has been earned.

4. Fixed Assets

Depreciation is provided on a straight-line basis using estimated useful lives of 5 years for office equipment and furniture. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement of 3 years.

5. Revenue Recognition

Revenue is recognized as earned or contractually due, as services are performed, in accordance with respective agreements between the Company and other entities.

(Continued)

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

6. Income Taxes

The Company, with the consent of its single member, has elected to be taxed as a disregarded entity under sections of the federal and state income tax laws which provides that the Company's items of income, deductions, losses and credits are allocated fully to the member. As a result of this election, no income taxes have been recognized in the accompanying financial statements. As a result, the Company filed a final tax return in 2011 with an estimated tax payment with the Internal Revenue Service ("IRS"). The Company received a tax refund of $89,679 in March 2012 upon final approval from the IRS.

No federal or state taxes have been provided on profits of the Company since the member is individually liable for the taxes on its share of the Company's income or loss. In accordance with U.S. GAAP, the Company has defined the threshold for recognizing the benefits of tax return positions in the financial statements as "more likely than not" to be sustained by the applicable taxing authority and requires measurement of a tax position meeting the "more likely than not" threshold, based on the largest benefit that is more than 50 percent likely to be realized. Tax positions not deemed to meet the "more likely than not" threshold are recorded as a tax benefit or expense in the current year. As of and during the year ended December 31, 2012, the Company did not have a liability for any unrecognized tax amounts. However, management's conclusions concerning its determination of "more likely than not" tax positions may be subject to review and adjustment at a later date based on factors including, but not limited to, further implementation guidance and ongoing analyses of and changes to tax laws, regulations and interpretations thereof. If applicable, the Company recognizes interest accrued to unrecognized tax benefits in interest expense and penalties in other expenses on the statement of income. During the year, the Company did not incur any interest or penalties.

NOTE C - FIXED ASSETS

Fixed assets consist of the following:

	Depreciable lives	December 31, 2012
Leasehold improvements	3 years	$ 32,608
Office equipment and furniture	5 years	89,183
		121,791
Less accumulated depreciation		(33,243)
Total		$ 88,548

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2012

NOTE D - RELATED PARTY TRANSACTIONS

The Company has entered into a service agreement with its Parent, under which the Company receives certain personnel, infrastructure and administrative support, including office space, technology, systems, equipment and other services. The Company reimburses the Parent for such services based upon either specific identification or the parties' estimate of relative use of the costs incurred. The Parent has made capital contributions to the Company of $105,000 for the year ended December 31, 2012. The operating results or financial condition may have been significantly different had the Company been autonomous. The Company is also allocated rent expense from the Parent, which has a long-term operating lease for office space. Rent expense allocated to the Company for the year ended December 31, 2012 was $154,466.

Guaranteed payments are those payments made by the Company to the Parent's participating members and are determined without regard to the Company's income. The Company treats guaranteed payments for services as if they were made to a person who is not a member. Guaranteed payments are not subject to income tax withholding.

NOTE E - COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, the Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to the contracts and expects the risk of loss to be remote.

NOTE F - NET CAPITAL REQUIREMENTS

The Company as a member of FINRA is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule 15c3-1. This rule requires the Company to maintain minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregated indebtedness at December 31, 2012, as defined. At December 31, 2012, the Company's net capital was $264,793, which was $253,317 in excess of its minimum requirement of $11,476. The Company's ratio of aggregate indebtedness to net capital was approximately 64.98%.

NOTE G - REGULATORY EXEMPTION

The Company has been designated as an exempt broker-dealer under exemption (k)(2)(i) of the SEC Rule 15c3-3 and, therefore, has not included the schedules entitled "Computation for Determination of Reserve Requirements under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" in the supplementary information of this report.

NOTE H - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 27, 2013, the date these financial statements were issued, and determined that no events which have occurred would require adjustments to the financial statements.

SUPPLEMENTARY INFORMATION

TSC Distributors, LLC
(formerly known as ABAX Brokerage Services LLC)
(a wholly owned subsidiary of TS Capital, LLC)

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2012

NET CAPITAL	
Total member's capital	$ 1,088,473
Non-allowable assets	(823,680)
Net capital	$ 264,793
AGGREGATE INDEBTEDNESS	
Accounts payable and accrued liabilities	$ 172,052
NET CAPITAL REQUIREMENT MINIMUM	
Net capital required as 6.67% of aggregate indebtedness	$ 11,476
Minimum dollar net capital required per SEC Rule 15c3-1	$ 5,000
Net capital requirement	$ 11,476
Excess net capital	$ 253,317
Ratio of aggregate indebtedness to net capital	64.98%

Statement pursuant to Paragraph (d)(4) of Rule 17a-5

There are no differences between the computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by TSC Distributors, LLC and included in the Company's unaudited Part II of Form X-17A-5 as of December 31, 2012 filed on January 31, 2013.

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Member
TSC Distributors, LLC

In planning and performing our audit of the financial statements of TSC Distributors, LLC (formerly known as ABAX Brokerage Services LLC), a wholly owned subsidiary of TS Capital, LLC, (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing audit procedures that are appropriate in the circumstances for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management of the Company is responsible for establishing and maintaining effective internal control and for the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and

principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in the Company's internal control and control activities for firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Philadelphia, Pennsylvania

February 27, 2013